Petroteq Announces CEO, Director Resignation and Appointment of Interim CEO

Toronto, Ontario and Los Angeles, California-May 10, 2023 - Petroteq Energy Inc. (TSXV: PQE) the "Company"), an oil company focused on the development and implementation of its proprietary oil sands extraction and remediation technologies, announces the resignation of Mr. Ron Miles as the Chief Executive Officer and a director of the Company. The Company thanks Mr. Miles for his contributions and his availability to continue as a consultant to the company.

The Company has appointed Mr. Vladimir Podlipskiy, Chief Technology Officer and Chairman of the Company, as Interim Chief Executive Officer.

Dr. Vladimir Podlipskiy, held research appointments in new product development for EMD Biosciences, and worked as Chief Chemist in Research & Development for Nanotech, Inc., Los Angeles, CA, and as Chief Chemist for Premier Chemical, Compton, CA. He is the principal research scientist responsible for the development of Petroteq Energy Inc.'s technologies used in its various oil extraction programs in Utah and has recently finalized all fabrication/assembly details for the company's first oil sands extraction plant to be installed at Asphalt Ridge, Utah.

On behalf of the Board

Vladimir Podlipskiy

Interim CEO, CTO and Chairman

Petroteq Energy Inc.

e: Executive@Petroteq.Energy

Tel: (800) 979-1897

About Petroteq Energy Inc.

Petroteq is a clean technology company focused on the development, implementation and licensing of a patented, environmentally safe and sustainable technology for the extraction and reclamation of heavy oil and bitumen from oil sands and mineable oil deposits. The versatile technology can be applied to both water-wet deposits and oil-wet deposits - outputting high-quality oil and clean sand.

Petroteq believes that its technology can produce a relatively sweet heavy crude oil from deposits of oil sands at Asphalt Ridge without requiring the use of water, and therefore without generating wastewater which would otherwise require the use of other treatment or disposal facilities which could be harmful to the environment. Petroteq's process is intended to be a more environmentally friendly extraction technology that leaves clean residual sand that can be sold or returned to the environment, without the use of tailings ponds or further remediation. For more information, visit www.petroteq.energy.

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